EXHIBIT 77D
for AXP Variable Portfolio - Investment Series, Inc.

At Board of Directors' meeting held on September 8-9.

 The following investment policy was eliminated:

Under normal market conditions, the Fund does not intend to commit more than 5% of its total assets to when-issued securities or forward commitments.

The following investment policy was adopted:

The Fund may invest in repurchase agreements provided AEFC evaluates the creditworthiness of each counterparty to a repurchase agreement and takes steps that are reasonably designed to ensure that the repurchase agreement is fully collateralized.